FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 13, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This message has been sent to all ABN AMRO staff worldwide.

Dear colleagues,

This morning, the Dutch Supreme Court issued its verdict regarding our appeal of the Enterprise Court’s ruling (which restrained us from completing the sale of LaSalle to Bank of America without approval from our shareholders). The court has decided that we can continue with the sale of LaSalle without putting the matter before shareholders for a specific vote. This decision reverses the earlier ruling of the Enterprise Court, which means our appeal has been granted.

Naturally, we are pleased that the Supreme Court has confirmed that we have indeed been acting in line with the law, and that we can continue with the sale of LaSalle. However, I also realise that this news will inevitably evoke different emotions within different groups. And although this ruling represents a key step, I do not want to overstate its significance: it is still just one step on a long journey.

We will begin by carefully studying the ruling and the new situation we find ourselves in. And as the other parties involved will likely do the same, it will be interesting to see how they respond to this latest development. Please be prepared for a lot of media  attention on us again.

The court’s involvement in the sale of LaSalle was initiated by the VEB, an association representing certain Dutch shareholders. You may have seen stories in the media about a new action by the VEB, who have this week asked the Dutch Enterprise Chamber to appoint three independent supervisors to the Supervisory Board with the exclusive authority to deal with the bidding process. We do not see any legal or rational reason for the VEB to take these steps, and believe that this latest request will only prolong uncertainty. It is hard to understand how this can be in the best interest of any of the parties involved, let alone our shareholders or our clients. As I have said before, we will continue to work hard to secure the best possible outcome for ABN AMRO, in line with our obligations.

Today’s Supreme Court outcome does not yet bring the full clarity we’re all seeking. We do however hope to have more clarity in the coming months, as the formal offers are made to the market and shareholders begin to tender their shares – and today’s ruling brings us one step closer to this. Until then, I will continue to update you on new developments. With so many unknowns, I know it’s essential to provide you with as much information as possible and keep the lines of communication open.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 13, 2007	By:	/s/ Dies Donker

		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofsté

		Name:	Petri Hofsté
		Title:	Group Accounting Officer